December 16, 2025 VIA EDGAR Blaise Rhodes U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Re: Driven Brands Holdings Inc. Form 10-K for the Fiscal Year Ended December 28, 2024 Form 10-Q for Fiscal Quarter Ended September 27, 2025 File No. 001-39898 Dear Mr. Rhodes: On behalf of Driven Brands Holdings Inc. (the “Company”), we acknowledge receipt of the comment letter, dated December 11, 2025, from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission. The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. As our counsel communicated with you on December 15, 2025, we hereby request an extension to respond by no later than January 5, 2026. This extension will allow time to prepare the response to the comment letter and related internal review, particularly given that the response will be prepared during the holiday season. Thank you for the consideration of our request for an extension. Should you have any further questions on the above, please do not hesitate to contact me at Rebecca.Fondell@drivenbrands.com. Sincerely, /s/ Rebecca Fondell Rebecca Fondell Chief Accounting Officer cc: Angela Lumley, U.S. Securities and Exchange Commission